Exhibit 99.2

TITAN MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Titan Mining Corporation (“Titan”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment for the three and six months ended June 30, 2026, and includes events up to the date of this MD&A. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 and 2025 (the “Interim Financial Statements”) and the related notes thereto and other corporate filings, including the Company’s annual audited consolidated financial statements for the years ended December 31, 2025 and 2024 (the “Annual Financial Statements”). Unless otherwise specified, all financial information has been derived from the Company’s Interim Financial Statements which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of Interim Financial Statements including International Accounting Standards 34 – Interim financial Reporting (“IAS 34”).

Additional information regarding Titan, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”) and Management Information Circular, which are available on the Company’s website at www.titanminingcorp.com and under the Company’s profile on SEDAR+ at www.sedarplus.com.

This MD&A is dated August 11, 2026. All dollar amounts reported herein are in US dollars unless otherwise indicated.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

OUR BUSINESS

Titan is a natural resource company engaged in the acquisition, exploration, development of mineral properties and ultimately the production and sale of zinc concentrate and natural flake graphite. Our shares are listed on the NYSE American (“NYSE-A”) under the symbol “TII” and on the Toronto Stock Exchange under the symbol “TI”. The Company’s principal asset is a group of 100%-owned, high-grade zinc mines located in the Balmat–Edwards mining district in northern New York State, near Gouverneur and 35 miles south of the Port of Ogdensburg and include the Empire State Mine’s #2, #3, #4, Hyatt, Pierrepont and Edwards mines (collectively the “Empire State Mines” or “ESM”). Titan is also fast-tracking the development of the Kilbourne Graphite Project (“Kilbourne”) co-located at ESM. Titan commenced commissioning of a 1,200 mt pa graphite processing facility in December 2025 with production starting in early 2026. This makes Titan the first end-to-end producer of natural flake graphite in the U.S. since 1956.

STRATEGY AND OUTLOOK

Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. Titan is committed to developing critical mineral assets that enhance the security of the U.S. domestic supply chain. Titan believes that the district surrounding ESM remains under-explored despite its long operating history. The Company is focused on discovering and developing additional high-grade, low-cost mineral resources to feed the mill at ESM. ESM’s active #4 mine is connected to its historic #2 mine, which provides potential for near-mine mineral resource expansion to support production growth and mine life extension. Other historic mines and new base and precious metals targets within the district are also a focus of Titan’s exploration.

ESM remains on track to achieve its previously provided 2026 production guidance of between 73 - 78 million zinc recoverable pounds or 62 - 66 million zinc payable pounds. ESM also remains on track to achieve its 2026 C1(1) cash cost and AISC guidance in the range of $0.93 - $1.01 per pound and $1.07 - $1.17 per pound, respectively. Titan continues to review ways to increase operating efficiencies at ESM, particularly by adding incremental ore feed from resources within the #4 mine and the #2 mine. Refer to the Company’s news release titled “Titan Mining Delivers Record Zinc Production in 2025 and Provides Guidance for 2026” dated February 10, 2026, for additional information.

The Company continues to advance the evaluation of germanium at its ESM property, having now confirmed district-wide enrichment with elevated concentrations across multiple ore bodies and tailings facilities. Germanium, a U.S.-designated critical mineral, is essential to semiconductors, fiber optics, night-vision systems and clean-energy technologies—industries for which the United States relies almost entirely on imports. Next steps in this evaluation include prioritization of targets for mineral deportment and mineralogical studies, and recovery test work including under the cooperation agreement with Teck Resources Limited announced May 13, 2026.

In 2024, the Company declared a maiden mineral resource at the Kilbourne Graphite Project within the ESM complex. Kilbourne comprises an open pit constrained inferred mineral resource estimate of 22 million tons at an average grade of 2.91% graphitic carbon (“Cg”) with 653,000 tons of contained graphite. In December 2025, the Company announced the results of its Preliminary Economic Assessment for Kilbourne, which indicated robust economics including the following: after tax NPV(7%) for the stand-alone Kilbourne Graphite Project of $513,000, post-tax IRR of 37% and 2.7-year payback. In January 2026, the Company successfully commenced production of graphite concentrate at its newly-constructed Kilbourne demonstration facility and began shipping to potential customers for qualification in March 2026, a key step towards re-establishing a domestic natural graphite supply chain in the U.S. for the first time in more than seven decades.

In March 2026, the Company announced the formal launch of a fully-funded Feasibility Study (“FS”) on its planned 40,000 tonne per annum Kilbourne Project. The FS will evaluate final mine design, resource upgrade to reserves, processing optimization, infrastructure requirements, environmental advancement and detailed capital and operating cost estimates.

(1)	C1, AISC, Net debt, EBITDA and Adjusted EBITDA are NON-GAAP performance measures defined on page 23 of this MD&A

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

In July 2026, the Company announced achievement of positive results across its full graphite processing chain, from ore concentration through to battery-grade spherical graphite. These results confirmed the Company’s Preliminary Economic Assessment design assumptions and support the ongoing FS.

A construction decision is targeted by early 2027, with construction activities anticipated to commence shortly thereafter subject to board approval, FS results, permitting progress and financing. The estimated budget for the FS is $20,659, of which $5,291 had been incurred as at June 30, 2026.

In October 2025, the Company received an expression of financing interest of up to $120 million from US EXIM Bank (“EXIM”) for construction of the Kilbourne Project under its “Make More in America” (“MMIA”) program. This financing would represent a substantial portion of the projected capital required to construct the Kilbourne Project, providing a clear path to development that leverages federal partnership support and Titan’s strong operating cash flow from its ESM zinc operations. In parallel with EXIM’s MMIA process, the Company continues to collaborate with EXIM and other U.S. Government Agencies such as the Department of War and the Department of Energy on opportunities for coordinated participation in the Company’s critical-minerals plan through strategic funding, inclusion as a key stakeholder and policy programs incentivizing domestic production and secure resilient supply chains.

Resulting from this U.S. Government collaboration, the Company announced in June 2026 receipt of Conditional Selection Notices from the U.S. Army for Enhanced Use Lease (“EUL”) opportunities at two strategic defense installations as part of the Army’s Strategic Capital Initiatives program. The Company is in the process of finalizing Business Terms Agreements to build and operate the Kilbourne Project graphite purification plant on U.S. Army property.

Titan is well-positioned financially, with available liquidity of $29,070 at June 30, 2026, to sustain current zinc operations, continue evaluation of the germanium opportunity and complete the Kilbourne Project FS. The Company will continue to evaluate various financing options to support its growth initiatives and bolster liquidity as necessary.

FINANCIAL AND OPERATIONAL SUMMARY

	Three months ended June 30,			Six months ended June 30,
Financial Performance	2026	2025	Change	2026	2025	Change
Net income (loss) before tax	6,063	539	5,524	(7,279)	893	(8,172)
Adjusted EBITDA	9,564	2,569	6,995	13,626	5,110	8,516
Operating cash inflow before changes in non-cash working capital	4,878	2,363	2,515	6,782	5,053	1,729

Financial Condition	June 30, 2026	December 31, 2025
Cash and cash equivalents	$13,302	$17,484
Net working capital	$17,757	$4,163
Total assets	$81,198	$74,968
Equity	$25,819	$3,784

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

	Three months ended June 30,			Six months ended June 30,
Operating data	2026	2025	Change	2026	2025	Change
Payable zinc produced (mlbs)	17.49	15.51	1.98	31.66	30.88	0.78
Payable zinc sold (mlbs)	17.19	16.04	1.15	31.16	31.61	(0.46)
Average provisional zinc price (per lb)	$1.57	$1.20	$0.37	$1.52	$1.24	$0.28
C1 cash cost (per payable lb)	$0.88	$0.90	($0.02)	$0.95	$0.91	$0.04
AISC (per payable lb)	$0.96	$0.90	$0.06	$1.01	$0.93	$0.08

HIGHLIGHTS

Significant events and operating highlights for the three months ended June 30, 2026 and up to the date of this MD&A include the following:

●	Generated Adjusted EBITDA of $9.6 million, up from $4.1 million in the first quarter of 2026.

●	Strengthened zinc prices and increased payable zinc sold contributed to revenue increasing 31% quarter-over-quarter to $25.7 million. Average provisional zinc price and payable zinc sold increased 7% and 23%, respectively, compared to the prior quarter.

●	Cost performance also improved over the prior quarter, with C1 cash cost declining 15% to $0.88 per payable pound. AISC increased by 7% to $0.96 per payable pound, primarily reflecting higher sustaining capital expenditures, which are expected to be more heavily weighted toward the second half of the year. The improvement in C1 cost was due in part to three weeks of production hoist downtime which impacted first quarter results. We continue to anticipate AISC for full-year 2026 to be within our prior guidance of $1.07 - $1.17 per payable pound.

●	Strengthened financial flexibility through issuance of 520,000 Common Shares under the Company’s At-the-Market (“ATM”) Program, for gross proceeds of $2.1 million. Titan ended the quarter with available liquidity of $29.1 million and net debt of $12.8 million.

●	Advanced the Kilbourne Graphite Project and related Feasibility Study, including successful ramp up of the demonstration plant and first shipment of graphite concentrate for customer qualification. Additionally, Titan received conditional selection notices from the U.S. Army for Enhanced Use Lease opportunities at two military installations to facilitate building and operating a graphite purification plant. Graphite-related expenditures totaled $7.1 million in the second quarter of 2026.

●	Furthered the evaluation of germanium as an additional potential revenue stream, including confirmation of district-wide enrichment with elevated concentrations across multiple ore bodies and tailings facilities, and entering into a cooperation agreement with Teck Resources Limited to evaluate germanium recovery.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

		2026		2025
		Q2	Q1(2)	FY (1)	Q4	Q3	Q2	Q1
Production
Ore mined	tons	123,126	102,754	460,235	118,143	119,564	113,361	109,167
Ore milled	tons	122,492	102,048	455,483	118,039	117,457	111,695	108,293
Feed grade	zn%	8.7	8.5	8.6	9.7	7.6	8.5	8.7
Recovery	%	96.4	96.3	96.3	96.6	96.2	96.0	96.4
Payable zinc	mlbs	17.49	14.17	64.26	18.74	14.64	15.51	15.37
Concentrate grade	zn%	60.7	60.3	59.8	59.8	59.3	60.2	59.6
Zinc concentrate produced	tons	16,957	13,819	63,221	18,441	14,490	15,117	15,172
Sales and Costs
Payable zinc sold	mlbs	17.19	13.96	64.16	18.74	13.81	16.04	15.57
Average provisional zinc price	$/lb	1.57	1.47	1.31	1.43	1.29	1.20	1.29
C1 cash cost	$/Ib	0.88	1.04	0.92	0.88	1.01	0.90	0.91
AISC	$/Ib	0.96	1.06	0.98	0.96	1.13	0.90	0.96

(1)	The full-year figure may not equal the sum of the quarters due to rounding.

(2)	C1 cash cost and AISC reported for Q1 2026 have been revised to align with the definitions outlined in the Non-GAAP Measures section of this MD&A and past practice. This has resulted in C1 cash cost and AISC for Q1 2026 increasing by $0.06 and $0.05 per pound, respectively, compared to the figures reported in Titan’s Q1 2026 MD&A dated May 12, 2026.

OPERATIONS REVIEW

Mining in the second quarter of 2026 continued to focus on the Mahler, New Fold and Mud Pond zones in the #4 mine. Operations in the N2D zone remained temporarily suspended, with assets redeployed to the Mud Pond Apron area to support higher grade mining in the lower zones. Recovery of high grade pillars in Lower Mahler, as well as longhole stope mining in Mud Pond Apron provided above-target grades and tons. Mining will continue in these same key zones during the third quarter of 2026. Mining activities are expected to restart in the N2D zone in the fourth quarter. Capital development was completed as planned in the New Fold – Mahler connection to improve ventilation in the lower mining zones. Capital development continued in the up-ramp in the New Fold zone and the up-ramp in Upper Mahler.

Capital projects in the second quarter of 2026 focused on the production shaft rail replacement, the rehabilitation of the #2 shaft secondary egress, rebuild of the fine ore bin discharge chutes in the mill, and power expansion in Mud Pond. In addition, a 42-ton haul truck was lowered into the mine and a mechanical bolter was received on site. Both of these pieces of equipment will be operational by the end of the year. In Q1 the production hoist experienced a mechanical failure of the hoist motor/generator set, causing a three-week hoisting outage. This production shortage was recovered by the end of the second quarter. The Company continues to evaluate a capital project to convert the production hoist’s electrical current from a Direct Current (“DC”) to an Alternating Current (“AC”) system to optimize long-term reliability.

Progress continued with the graphite demonstration plant as the operation continued to make improvements to both throughput and grade through process adjustments and mechanical alterations. June saw the first shipment of a large quantity to a Tier 1 customer.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

EXPLORATION UPDATE

Empire State Mine

Germanium Evaluation

During the quarter, the Company advanced its germanium (Ge) evaluation program at the Empire State Mine (“ESM”). On May 13, 2026, Titan entered into a cooperation agreement with Teck Resources Limited to evaluate recovery of germanium from existing ESM process streams, leveraging Teck’s Trail Operations which is the only commercial-scale germanium recovery facility in North America. The agreement contemplates evaluation of germanium potentially contained within existing process streams, including the scavenger and pre-float tailings circuits, with work scoped to define feed specifications for the Trail circuit and assess commercial parameters toward a potential long-term offtake arrangement.

The Company completed a property-wide characterization sampling program to evaluate germanium as a potential by-product across the Balmat-Edwards mineral system. The program included sampling of six underground ore bodies within the ESM zinc Mineral Resource Estimate as well as auger sampling of the Number 4 and Edwards historic tailings facilities, with samples analyzed by ALS. Based on this work, the Company is advancing the germanium program to a prioritization phase, running concurrently with mineral deportment and mineralogical studies to identify host phases, with recovery test work to follow in parallel with continued evaluation under the Teck cooperation agreement.

Historical Data

The review, compilation, digitization, and modelling of historic data collected over approximately 100 years by the previous operators of ESM continues to contribute to the exploration success at ESM. Specific attention during the second quarter of 2026 focused on specific areas of active exploration including the Bend and Parish targets.

In addition to zinc and base metal occurrences the Company has identified multiple areas with historical documentation of graphite bearing lithologies in St. Lawrence County, including a unit at Bend equivalent to the unit that hosts the Kilbourne graphite resource. Drilling is underway to test the Bend target which has historically been associated with positive zinc and graphite exploration results.

As previously announced in May 2025, Titan expanded its mineral tenure through lease and option-to-lease agreements with St. Lawrence County, adding 43,942 acres of mineral rights bringing the Company’s total to over 120,000 acres under exploration. A thorough re-evaluation of Titan’s proprietary exploration data and historical regional data over new and existing ground is ongoing.

Geophysical Survey

In Q1 2026, Titan received the results from a drone magnetic survey conducted over the Parish Target which previously produced encouraging gold and copper exploration results. During Q2, a 3D inversion of the data was commissioned to gain better insight into the three-dimensional geometry of the magnetic targets, at depth. Results of the 3D inversion are expected in the coming quarter and will be used to refine drill targets to more effectively test prospective zones for iron oxide copper-gold (IOCG) style mineralization.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

2026 Drill Programs

Underground

Over the second quarter, underground drilling totaled 9,100 ft (2,774 metres), with 18 holes completed. Drilling activities supported both exploration and definition programs across the Mud Pond , Lower Mahler, and New Fold target areas, with results guiding follow-up drilling planned for later in 2026.

Planned drilling includes continued Midway follow-up, U6-driven long-range exploration of New Fold, and Diamec 1’s move to Upper Mahler for definition drilling in August; assay highlights from the quarter are pending and will be reported separately.

Surface Drilling – Kilbourne Graphite

In the first quarter of 2026, drilling continued at the Company’s Kilbourne graphite project with a total of 2,278 feet (694.3 metres) drilled between April 7 and April 26, across 7 holes. All drilling was completed through contract drilling by Boart Longyear. Three infill definition holes were drilled to further delineate the graphite mineralization within the conceptual Kilbourne pit, totaling 820 ft (249.9 m). Four holes were drilled to collect geotechnical data from within and along the margins of the conceptual Kilbourne pit design, totalling 1,458 feet (444.4 metres). The following notable intercept was reported during Q2 with the remaining assays pending:

●	Hole KX26-080 intersected 2.8% Cg over 106.5 feet (32.5 metres) from 48.5 feet to 155.0 feet, including 3.3%Cg over 49.9 feet (15.2 metres) from 100 to 149.9 feet.

Subsequent site work has shifted to focus mainly on geotechnical efforts in support of Titan’s ongoing feasibility study.

Little York

Two holes were drilled at the Little York Target within the footprint of ESM mine site area. The holes were designed to test the up-plunge extension of zinc mineralization encountered in underground drilling. The Little York drilling was completed through contract drilling by Boart Longyear. Assay results from samples collected are pending.

Bend

A drill program was planned at the Bend Target to test down plunge of historical zinc intercepts and indications of associated graphite hosting lithologies. Zinc mineralization at Bend is associated with a southward plunging fold within an extension of the Balmat-Edwards marble belt. The drill program is designed to test whether zinc mineralization behaves according to a #4 style shear hosted system or a #2 style fold closure system. In addition to targeting zinc mineralization, results will help refine future drill targeting.

The same lithological package that hosts zinc mineralization at Bend also includes a graphitic, pyritic schist that is analogous to unit UM2 of the Balmat area, which hosts the Kilbourne Graphite Deposit. In addition to testing zinc mineralization, Bend drilling is designed to test the graphitic unit. One hole was completed during Q2 with results pending.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

TREND ANALYSIS

Selected Quarterly Information

	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	25,704	$19,596	$25,102	$16,775	$16,344	$16,015	$26,327	$8,274
Net income (loss) before tax	6,063	(13,342)	(1,001)	80	539	354	11,596	(4,864)
Basic income (loss) per share ($) (1)	0.06	(0.14)	0.00	0.00	0.00	0.00	0.13	(0.04)
Adjusted EBITDA	9,564	4,062	8,224	2,926	2,569	2,541	7,974	(1,752)
Cash and cash equivalents	13,302	13,816	17,484	4,285	8,142	12,183	10,163	5,844
Net debt	12,793	12,855	8,680	25,061	24,247	23,054	21,918	30,779

(1)	Basic income (loss) per share has been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

FINANCIAL REVIEW

Financial Results

	Three months ended June 30,	Six months ended June 30,
Net income before tax for the 2025 period	$539	$893
Changes in components of income:
Revenue increase (decrease)	9,360	12,941
Cost of sales decrease (increase)	(26)	(365)
Other expenses decrease (increase)	(3,810)	(20,748)
Net income (loss) before tax for the 2026 period	$6,063	$(7,279)

Revenue

	Three months ended June 30,			Six months ended June 30,
	2026	2025	Change	2026	2025	Change
Zinc concentrate sales	$27,033	$19,179	$7,854	$47,495	$39,266	$8,229
Zinc concentrate provisional pricing adjustments	811	(1,163)	1,974	1,587	(3,271)	4,858
Smelting and refining charges	(2,140)	(1,672)	(468)	(3,782)	(3,636)	(146)
Revenue total	$25,704	$16,344	$9,360	$45,300	$32,359	$12,941

During the three months ended June 30, 2026, revenue increased by $9,360 compared to the same period in 2025; this increase is mainly attributable to the combined effect of:

●	an increase in concentrate sales (2026 – 17.19 mlbs vs 2025 – 16.00 mlbs) and an increase in provisional pricing of $0.37/lb (2026 average of $1.57/lb vs 2025 average of $1.20/lb), which resulted in a total increase in sales of $7,854;

●	an increase in concentrate provisional pricing adjustment of $1,974 (2026 revenue of $811 vs 2026 loss of $1,163); and

●	a $468 increase in costs related to treatment charges, penalties and rollback credits.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

During the six months ended June 30, 2026, revenues increased by $12,941 compared to the same period in 2025 primarily due to:

●	an increase in provisional pricing of $0.28/lb (2026 average of $1.52/lb vs 2025 average of $1.24/lb) partially offset by a decrease in concentrate sales (2026 – 31.16 mlbs vs 2025 – 31.60 mlbs), which resulted in a total increase in sales of $8,229;

●	an increase in concentrate provisional pricing adjustment of $4,858 (2026 revenue of $1,587 vs 2026 loss of $3,271); and

●	a $146 increase in costs related to treatment charges, penalties and rollback credits.

Cost of sales

	Three months ended June 30,			Six months ended June 30,
	2026	2025	Change	2026	2025	Change
Operating expenses	$12,125	$11,707	$(418)	$24,345	$22,984	$(1,361)
Transportation costs	1,074	983	(91)	1,926	1,911	(15)
Depreciation and depletion	1,250	1,541	291	2,293	3,047	754
Change of inventory	(127)	65	192	(276)	(19)	257
Total	$14,322	$14,296	$(26)	$28,288	$27,923	$(365)

Cost of sales remained relatively stable during the three months ended June 30, 2026, increasing by $26 compared to the same period in 2025. Higher operating expenses and transportation costs of $509 were offset by lower depreciation of $291, and a favorable change in inventory of $192.

During the six months ended June 30, 2026, cost of sales increased by $365 when compared to the same period in 2025. Higher operating expenses and transportation costs of $1,376 were offset by lower depreciation of $754, and a favorable change in inventory of $257.

Other expenses

	Three months ended June 30,			Six months ended June 30,
	2026	2025	Change	2026	2025	Change
G&A expenses:
Salaries and benefits	614	484	(130)	1,291	980	(311)
Share-based compensation	151	71	(80)	320	187	(133)
Office and administration	498	161	(337)	1,121	382	(739)
Professional fees	908	140	(768)	1,534	301	(1,233)
Amortization of right-of-use assets, net of changes in lease terms	40	(23)	(63)	68	(46)	(114)
Investor relations	197	12	(185)	409	24	(385)
Total	$2,408	$845	$(1,563)	$4,743	$1,828	$(2,915)

Exploration and evaluation expenses:
Salaries and benefits	209	169	(40)	398	332	(66)
Assay and analyses	52	68	16	94	75	(19)
Contractors and consultants	574	294	(280)	808	406	(402)
Supplies	24	(9)	(33)	44	45	1
Other	55	12	(43)	125	64	(61)
Total	$914	$534	$(380)	$1,469	$922	$(547)

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

General and administrative expenses increased by $1,563 for the three months ended June 30, 2026, compared to the same period in the prior year. The increase was primarily driven by higher salaries and benefit expenses of $130, office and administrative expenses of $337, professional fees of $768 and investor relations expenses of $185. These increases were attributable to a higher level of corporate activities during the second quarter of 2026, which included increases in corporate personnel headcount and activities related to financing initiatives referred in the capital management section of this MD&A.

General and administrative expenses increased by $2,915 for the six months ended June 30, 2026, compared to the same period in the prior year. The increase was driven by the same underlying factors discussed for the three-month period, consisting primarily of higher: professional fees of $1,233, office and administrative expenses of $738, investor relations expenses of $385, and salaries and benefits of $312; reflecting increased corporate activities, the expansion of corporate personnel headcount, and financing initiatives during the first half of 2026.

Exploration expenses increased by $380 and $547 for the three and six months ended June 30, 2026, respectively, compared to the corresponding periods in the prior year. The increases primarily reflect higher exploration activities, including underground and surface drilling, advancement of the Company’s germanium evaluation program, and ongoing geological and geophysical work, as discussed in the Exploration section of this MD&A.

Graphite project expenses and graphite feasibility study costs increased by $4,797 and $7,067 for the three and six months ended June 30, 2026, respectively, compared to the corresponding periods in the prior year. The increase reflects the advancement of the Company’s Kilbourne Graphite Project, including feasibility study activities and supporting technical work, with no comparable graphite project or feasibility study expenditures incurred during the corresponding periods of 2025.

Other expenses (income)

	Three months ended June 30,			Six months ended June 30,
	2026	2025	Change	2026	2025	Change
Interest and other finance expenses	$516	$582	$66	$1,032	$1,275	$243
Accretion expense	86	82	(4)	167	169	2
Interest income	(90)	(115)	(25)	(189)	(204)	(15)
Foreign exchange loss (income)	(598)	(40)	558	(446)	(57)	389
Other expenses (income)	(15)	(41)	(26)	(45)	(52)	(7)
Loss (gain) on derivative financial instrument	(2,699)	-	2,699	10,493	-	(10,493)
Gain on loan modification	-	(338)	(338)	-	(338)	(338)
Total	$(2,800)	$130	$2,930	$11,012	$793	$(10,219)

Other expense (income) increased by $2,930 and decreased by $10,219 for the three and six months ended June 30, 2026, respectively, compared to the corresponding periods in the prior year. The changes were primarily attributable to the non-cash fair value remeasurement of the special warrant derivative financial instrument. During the three months ended June 30, 2026, the Company recognized a non-cash fair value gain of $2,699, while for the six months ended June 30, 2026, the Company recognized a non-cash fair value loss of $10,493. These fair value adjustments reflect changes in the estimated fair value of the derivative and do not impact the Company’s cash flows. For additional information refer to the note: “Derivative financial instrument – special warrants” on the condensed consolidated interim financial statements for the three and six months ended June 30, 2026 and 2025.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

Debt

Equipment Facility

On December 31, 2024, the Company entered into an equipment facility loan agreement (“Equipment Facility”), to purchase certain capital equipment for use at the Company’s ESM, up to a combined maximum amount of $4,800. The Equipment Facility bears interest on a monthly basis using the SOFR plus 2%, with interest payable monthly. The maturity date of the Equipment Facility is May 31, 2027. Principal payments are payable in equal monthly installments from the date of each advance over the remaining term of the Equipment Facility.

As at June 30, 2026, the Company had drawn down $4,732 and had made principal payments totaling $2,556 for a balance outstanding of $2,176.

Local development agencies

On May 16, 2025, the Company entered into loan agreements with two different development agencies: Development Authority of the North County for $500 and the St Lawrence County Industrial Development Agency for $1,500, with the purpose of acquiring equipment for its commercial demonstration facility related to the development of its natural flake graphite project.

The loan agreements have a 10-year term with a maturity date on September 1, 2035. Under the terms of the agreements the Company is required to make interest-only payment for the first three months following the initial draw and subsequent payments of principal plus interest for the remaining duration of the loan. The loans bear interest at an annual rate of 4.75% and are secured by the equipment purchased for this project.

EXIM Facility

On July 21, 2025, the Company’s wholly owned subsidiary, Empire State Mines, LLC (“ESM”), entered into a credit agreement with EXIM for a secured term loan facility (the “EXIM Facility”) of up to $15,800 (“Tranche 1”). Proceeds from the EXIM Facility will be used to reimburse capital expenditures previously incurred at ESM in respect of the zinc operations and to support ongoing infrastructure and zinc production expansion initiatives at ESM.

On December 23, 2025, ESM entered into the first amendment to the EXIM Facility, adding a second tranche (“Tranche 2”) of up to $5,500 to accelerate the resource drilling, metallurgical test work, and engineering programs required to complete the Kilbourne Feasibility Study. Subsequently, on April 30, 2026, the Company entered into the second amendment to the EXIM Facility, which revised the definition of Consolidated Adjusted EBITDA to permit the add-back of non-cash gains and losses related to liability-classified derivative financial instruments.

Terms of the EXIM Facility include the following:

●	The EXIM Facility is available to be drawn in multiple tranches until: for Tranche 1 up to December 31, 2026 and for Tranche 2 up to September 30, 2026.

●	Interest on the EXIM Facility is fixed for the duration of the loan and for Tranche 1 is 4.95% and for Tranche 2 is 4.70%. Interest is payable quarterly, commencing December 30, 2025, and continuing on March 30, June 30, September 30, and December 30 of each year.

●	A one-time exposure fee of 5.97% for Tranche 1 and 6.2995% for Tranche 2 is applied to each drawdown amount.

●	A commitment fee of 0.5% per annum is payable on the undrawn portion of the EXIM Facility, commencing on August 18, 2025 for Tranche 1 and on December 30, 2025 for Tranche 2. The commitment fee will continue until the earlier of the final drawdown or December 30, 2026, for Tranche 1 and September 30, 2026 for Tranche 2 with payments due quarterly in arrears.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

●	The EXIM Facility matures on September 30, 2032, with principal to be repaid in 20 equal quarterly installments of $783.4 for Tranche 1 and $273.7 for Tranche 2, both Tranches beginning on December 30, 2027.

●	The EXIM Facility is secured by a first-ranking general security interest over assets purchased with loan proceeds and the related developed properties.

As at June 30, 2026, the Company had drawn down $4,905 from Tranche 1 and $589 from Tranche 2.

Related Party Loan

On February 9, 2024 and April 10, 2024, the Company was loaned $5,000 and $10,000, respectively, by a company controlled by Titan’s Executive Chairman of which proceeds were used to settle principal payments owing on the Credit Facility with National Bank of Canada. An additional $1,500 was loaned to the Company by the same related party, to assist with funding of the Company’s cash deposit to be held by Glencore Ltd., as a part of the Company’s fixed price zinc contract, such that the Company would remain compliant with the Company’s minimum unrestricted cash balance as required by the financial covenants of the Credit Facility.

On July 21, 2025, the Company agreed to the following commercial terms with the related party:

●	The Related Party Loan bears interest at 8% per annum beginning on July 21, 2025, with interest capitalized until December 31, 2025, and payable monthly in cash thereafter.

●	Principal repayments are scheduled as follows:

●	$7,500 on December 31, 2026

●	$5,000 on December 31, 2027

●	$4,000 plus $601 of capitalized interest on December 31, 2028

The Related Party Loan is subordinated to the EXIM Facility under a subordination agreement and is secured by a second-ranking general security interest over all present and after-acquired property of the Company. As described in the audited financial statements, covenant non-compliance under the Company’s debt arrangements resulted in cross-default provisions being triggered, which could have affected the repayment terms and classification of this loan. On March 18, 2026, the related party granted a waiver deferring its right to accelerate repayment until February 2, 2029.

As at June 30, 2026 and the date of this MD&A, the Company was in compliance with all financial covenants related to the EXIM Facility and Related Party Loan.

Private Placement

As previously disclosed in the Company’s audited financial statements as at December 31, 2025 and its MD&A for the year then ended, the Company completed a private placement of Special Warrants in December 2025 for aggregate gross proceeds of $15 million. On February 4, 2026, these Special Warrants were converted into 6,666,666 Common Shares and associated Warrants in accordance with their terms. Each Warrant is exercisable for a period of up to three years following issuance, with 50% of the Warrants exercisable at a 35% premium to the Issue Price and the remaining 50% exercisable at a 65% premium to the Issue Price. The Company may call the Warrants if its Common Shares trade at greater than 150% of the applicable exercise price for 15 trading days within any 30-day period, upon providing 30 days’ prior notice.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

A tabular comparison of the Company’s previously disclosed use of proceeds for the Private Placement (after deducting the cash commission of $600,000 paid to the placement agent for the Private Placement) as compared to actual use of proceeds as at June 30, 2026 is set out below.

Use of Proceeds	Disclosed Use of Proceeds	Actual Use of Proceeds
Resource Drilling, Modeling and Estimate	$1,842	$700
Geotechnical and Hydrogeology Drilling and Modeling	6,074	926
Metallurgical Testwork	385	-
Permitting	373	411
Engineering Studies (mine planning, infrastructure, process design, water management and closure)	3,805	3,254
Transformation Plant, additional test work and project management	-	-
Studies Cost	$12,479	$5,291
General Corporate and Working Capital (Including Private Placement expenses)	1,921	365
TOTAL	$14,400	$5,656

ATM Program

On June 26, 2026, the Company completed its first equity financing under its ATM Program, issuing 520,000 Common Shares for net proceeds of $2,039. The ATM Program provides the Company with the flexibility to issue Common Shares from time to time, at prevailing market prices, subject to applicable securities laws and the terms of the ATM distribution agreement. Additional information regarding the ATM Program is provided in the Capital Management section of this MD&A.

Management believes that its current available liquidity, combined with its capital structure and available financing, is sufficient to support operations and meet debt service obligations over the next 12 months.

Financial Condition

	June 30, 2026	December 31, 2025
Cash and cash equivalents	$13,302	$17,484
Total debt	$26,095	$26,164
Net debt (1)	$12,793	$8,680
Net working capital (2)	$17,757	$4,163

(1)	Net debt is a non-GAAP measure. This term is not a standardized financial measure under IFRS and might not be comparable to a similar financial measure disclosed by other issuers. See “Non-GAAP performance measures” of this MD&A for a discussion of non-GAAP performance measures.

(2)	As at December 31, 2025 working capital excludes the Special Warrants as the instruments do not require cash settlement and will be settled through the issuance of equity instruments. Although presented in the statement of financial position in accordance with IFRS, the Special Warrants were equity in substance and did not represent a cash obligation affecting the Company’s liquidity

Cash and cash equivalents as at June 30, 2026 decreased by $4,182 compared to December 31, 2025. The decrease in cash was generated from negative operating cash flows of $1,784, cash generated in financing activities of $987 and use of cash in investing activities of $3,385, which relates to the purchase of plant and equipment.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

At June 30, 2026, the Company’s debt was comprised of a loan from third parties of $9,022 and loans from related party of $17,073. During the six months ended June 30, 2026, the Company incurred interest and accretion expense of $1,032 and interest payments of $967.

Cash Flows

	Six months ended June 30,
	2026	2025	Change
Operating cash flows before changes in working capital	$6,782	$5,053	$1,729
Changes in working capital	(8,566)	(3,031)	(5,535)
Net cash flows generated by (used in) operating activities	(1,784)	2,022	(3,806)
Net cash flows generated by (used in) financing activities	987	(485)	1,472
Net cash flows generated by (used in) investing activities	(3,385)	(3,558)	173
	$(4,182)	$(2,021)	$(2,161)

Operating cash flow before changes in working capital was higher during the six months ended June 30, 2026 by $1,729 compared to the same period in the prior year. This is mainly attributable to the combined effect of a higher income from mine operations of $12,576 net of higher graphite project and feasibility expenses of $7,067, higher exploration and evaluation expenses of $547 and higher general and administrative expenses of $2,915.

Net cash flows from financing activities during the six months ended June 30, 2026 were $1,472 higher compared to the same period in 2025, primarily due to the $2,039 issuance and sale of shares under its “at-the market” equity program.

Capital Expenditures

The Company invested $3,385 in capital expenditures during the six months ended June 30, 2026, compared to $3,558 in capital expenditures for the same period in the prior year.

Liquidity

As at June 30, 2026, the Company had sufficient available liquidity of $29,070, comprised of $13,302 in cash and cash equivalents and EXIM Facility borrowing capacity of $15,768. In addition, the Company had a working capital surplus of $17,757 at June 30, 2026.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

The capital structure of the Company currently consists of Common Shares and debt financing. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alternatives. Management reviews its capital management approach on a regular basis.

As noted above with the Company’s debt, the Company is subject to certain financial covenants relating to its EXIM Facility. As at June 30, 2026, the Company was in compliance with all financial covenants under the EXIM Facility.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

The Company anticipates having sufficient cash to execute the Company’s operational business plan and achieve its objectives in the short term. In the long term, the Company may need additional financing to fund its debt obligations, studies and potential construction of the Kilbourne project. As noted above, the Company announced that it has received financing interest of up to $120 million from EXIM for construction of the Company’s Kilbourne project.

In addition, during January 2026 the Company filed a base shelf prospectus in Canada dated January 27, 2026 (the “Canadian Base Prospectus”) and a registration statement on Form F-10 (File No. 333-292602) (the “Registration Statement”) in the United States with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System, providing the Company the flexibility to be able to raise up to $150 million, from time to time, over a 25-month period, should it choose to do so. The filing does not mean that Titan is issuing shares today. Rather, it establishes a flexible financing framework that allows the Company to access capital efficiently in the future to support growth initiatives, advance its U.S. graphite strategy and strengthen its balance sheet as market conditions warrant. As part of this framework, the Company has also established an “at-the-market” equity program (the “ATM Program”) under its Canadian Base Prospectus and Registration Statement that allows the Company to issue and sell, from time to time through sales agents, at prevailing market prices for up to $50 million of its Common Shares (the “Offered Shares”) from treasury to the public, at the Company’s discretion. Any use of the ATM program would be entirely at Titan’s discretion, with timing and volume determined based on market conditions, funding needs, and shareholder considerations. If utilized, proceeds from the ATM program would be used for working capital, growth initiatives, and general corporate purposes.

Contractual obligations and commitments

The Company’s contractual obligations and commitments as at June 30, 2026 and their approximate timing of payment are as follows:

	< 1 year	1 - 3 years	4 – 5 years	>5 years	Total
Accounts payable and accrued liabilities	$8,360	-	-	-	8,360
Debt and related party loans
Repayment of principal	9,830	11,834	2,589	2,339	26,592
Repayment of interest	1,283	973	138	108	2,502
Leases	106	47	-	-	153
Capital purchase commitments	4,559	-	-	-	4,559
Non-capital purchase commitments	11,040	-	-	-	11,040
Reclamation and remediation	-	-	-	17,428	17,428
	$35,178	$12,854	$2,727	$19,875	$70,634

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Securities

As of the date of this MD&A, the Company had 98,980,326 Common Shares issued, 10,666,666 warrants and 8,043,891 options outstanding. As of the date of this MD&A, the Company has issued 520,000 shares under its ATM equity program.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

FINANCIAL INSTRUMENTS

a)	Carrying amount versus fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

	June 30, 2026		December 31, 2025
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Lease liabilities	$153	$153	$227	$227
Debt	$9,022	$9,022	$9,109	$9,109
Related party loan	$17,073	$17,073	$17,055	$17,055
Derivative financial instruments – special warrant	$-	$-	$20,717	$20,717
Derivative financial instruments - warrants	$3,343	$3,343	$-	$-

Management assessed that the fair values of cash and cash equivalents, other current assets, other receivables, and accounts payable approximate their carrying amounts due to the short-term maturities of these instruments, and the fair value of acquisition obligations approximate their carrying value as they are non-interest bearing. Trade receivables subject to provisional pricing are already carried at fair value.

Fair values of the Company’s lease liabilities, debt, and related party loan are determined by using discounted cash flow models that use discount rates that reflect the issuer’s borrowing rate as at the end of the reporting period.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means.

Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs

All financial instruments measured at fair value use Level 2 valuation techniques, except for the fair value of the derivative financial instrument – special warrant and the derivative financial instruments – warrants which use a Level 3 valuation technique.

There have been no transfers between fair value levels during the reporting period.

RELATED PARTY TRANSACTIONS

Management company (Manco)

On October 26, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various services with other companies related by virtue of certain directors and management in common. These related parties include Highlander Silver Corp. and Armor Minerals Inc. A management company equally owned by each company party to the arrangement pays for these shared expenses as agent for the Company and the other companies. These costs incurred by the management company as agent are allocated and funded by the shareholders of the management company based on time incurred and use of services and goods. The management company recovers its costs incurred in managing expenses and procuring goods and services on behalf of the Company without a markup. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments as of June 30, 2026 was approximately $172 (December 31, 2025 - C$340) over the course of the remaining term of the office space lease.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

The Company was charged for the following with respect to this arrangement during the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,			Six months ended June 30,
	2026	2025	Change	2026	2025	Change
Salaries and benefits	190	118	(72)	407	194	(213)
Office and other	60	43	(17)	156	78	(78)
Marketing and travel	5	3	(2)	11	6	(5)
Total	$255	$164	$(91)	$574	$278	$(296)

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, and Directors.

	Three months ended June 30,			Six months ended June 30,
	2026	2025	Change	2026	2025	Change
Salaries and benefits	110	138	28	236	245	9
Consulting fees	195	150	(45)	370	309	(61)
Share-base compensation	119	65	(54)	264	172	(92)
Directors’ fees	54	54	-	109	109	-
Total	$478	$407	$(71)	$979	$835	$(144)

The following amounts are outstanding as at June 30, 2026 and December 31, 2025, and are included in accounts payable and accrued liabilities.

	As at June 30, 2026	As at December 31, 2025
Salaries and benefits payable	$387	$659
Consulting fees payable	-	377
	$387	$1,036

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

a)	Adoption of new standards

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:

●	Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

●	Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.

●	New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).

●	Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.

●	Amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

Effective January 1, 2026, the Company adopted the amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures. The adoption of these amendments did not have a material impact on the Company’s condensed consolidated interim financial statements.

b)	Standards issued but not yet adopted

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements (“IFRS 18”), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented in three codefined categories (operating, investing, and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided (“management-defined performance measures”), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified in other comprehensive income and how these items are classified.

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements but has not yet adopted it.

Estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future years if the revision affects both current and future years.

These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions and judgments about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following areas:

●	Estimated mineral resources;

●	Revenue recognition

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

●	Reclamation and remediation provision;

●	Impairment;

●	Fair value measurement;

●	Determination of useful life of assets for depreciation purposes;

●	Classification of Warrants; and

●	Taxation

See note 5 of our 2025 annual audited consolidated financial statements for a detailed discussion of these accounting estimates and judgments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), have designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

The DC&P have been designed to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the interim filings are prepared and the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. The ICFR has been designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed, they may not prevent or detect misstatements on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

NI 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls during the three months ended June 30, 2026.

NOTES TO READER

Cautionary note regarding forward-looking information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to that Titan believes that the district surrounding ESM remains underexplored despite the long operating history of ESM; the nature, extent, location, and timing of future exploration and testing at ESM; that testing at targets prioritized for surface sampling, mapping and drilling occurs as scheduled, if at all; production guidance; the nature, timing, costs and results of the FS; that the Kilbourne Project will move to commercial production; timing of a construction decision for Kilbourne; a finalized commitment package of $120 million from EXIM would potentially represent a substantial portion of the projected capital required to construct the Kilbourne Project, providing a clear path to development that leverages federal partnership support and Titan’s strong operating cash flow from its ESM zinc operations; anticipated head grade; anticipated zones that will be mined, and timing of such mining; that the Company continues to examine various financing options to bolster the Company’s treasury; the Company anticipates having sufficient cash to execute the Company’s operational business plan and achieve its objectives in the short term; beyond 12 months from reporting date, the Company may need additional financing to fund its debt obligations, studies and potential construction of Kilbourne; anticipated recommencement of mining at N2D, and timing and results therefrom; the Company is focused on discovering and developing additional high-grade, low-cost mineral resources to feed the mill at ESM; ESM’s #4 mine is connected to its #2 mine, and there is potential for significant mineral resource expansion which is expected to support production growth; and exploration results indicating further potential mineral resource growth. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward looking statements and forward-looking statements are not guarantees of future results, performance or achievement. These risks, uncertainties and factors include risks related to general business, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations being different than modelled; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs in respect of both the Company’s zinc and graphite operations; future prices of zinc, graphite and other minerals; variations of mineral grade or recovery rates; operating or technical difficulties in connection with exploration, development or mining activities, including the failure of plant, equipment or processes to operate as anticipated in respect of both the Company’s zinc and graphite operations; delays in completion of exploration, development or construction activities in respect of both the Company’s zinc and graphite operations; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits or obtain required licenses and permits in a timely manner; the ability to obtain financing on acceptable terms in a timely manner; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business; and the factors discussed in the section entitled “Risks Factors” in the Company’s most recent annual information form filed on SEDAR+. Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended.

Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs in respect of both the Company’s zinc and graphite operations; our expectations regarding mining and metallurgical recoveries in respect of both the Company’s zinc and graphite operations; mine life and production rates in respect of both the Company’s zinc and graphite operations; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the FS; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company entering into a binding agreement in respect of the $120 million financing package with EXIM; the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect.

Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

Risk Factors

The Company’s activities and related results are subject to a number of different risks at any given time. Exploration and development of mineral resources involves a high degree of risk. A summary of the Company’s financial instruments risk exposure is provided in the Financial Instruments section of the Company’s 2025 Annual Financial Statements. For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in both our most recent Annual Information Form and Annual MD&A, which are available on www.sedarplus.ca.

Qualified Person

The technical and scientific information in this MD&A is based on the technical report titled “Empire State Mines 2025 NI 43-101 Technical Report” with an effective date of December 1, 2025, filed on SEDAR+ at www.sedarplus.ca on December 15, 2025, and prepared by Donald R. Taylor, MSc, PG; Todd McCracken, P. Geo.; Bahareh Asi, P. Eng., David Willock, P. Eng.; Deepak Malhotra, SME Registered Member; Oliver Peters, MSc, P.Eng.; Derick de Wit, FAusIMM; and Steven M. Trader, PG, CPG, each of whom is a “Qualified Person” as defined by NI 43-101. All are independent of Titan, other than Mr. Donald Taylor, who is Vice Chair of the Company.

NON-GAAP PERFORMANCE MEASURES

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company’s performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well ESM is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company’s issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

All-In Sustaining Cost (AISC)

AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include depreciation, depletion, amortization, reclamation and exploration expenses.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

	Three months ended June 30,				Six months ended June 30,
	2026		2025		2026		2025
C1 cash cost per payable pound	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable zinc sold (millions)		17.19		16.04		31.16		31.61
Cost of Sales(1)	$12,996	$0.76	$12,750	$0.80	$25,867	$0.83	$24,871	$0.79
Smelting and refining costs	$2,140	$0.12	$1,671	$0.10	$3,781	$0.12	$3,636	$0.12
Total C1 cash cost	$15,136	$0.88	$14,421	$0.90	$29,648	$0.95	$28,507	$0.91
Sustaining capital expenditures	$1,412	$0.08	$27	$0.00	$1,764	$0.06	$748	$0.02
AISC	$16,548	$0.96	$14,448	$0.90	$31,412	$1.01	$29,255	$0.93

(1)	Cost of sales excluding depreciation and share-based compensation, as these items are non-cash in nature.

Sustaining capital expenditures are defined as those expenditures which do not increase payable mineral production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Expansionary capital expenditures are expenditures that are deemed expansionary in nature. The following table reconciles sustaining capital expenditures and expansionary capital expenditures to the Company’s additions to mineral, properties, plant and equipment (or total capital expenditures):

	Six months ended June 30,
	2026	2025
Sustaining capital expenditures	$1,764	$748
Expansionary capital expenditures	1,771	3,024
Additions to mineral properties, plant and equipment	$3,535	$3,772

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	As at June 30, 2026	As at December 31, 2025
Current portion of debt	$9,976	$23,387
Non-current portion of debt	16,119	2,777
Total Debt	$26,095	$26,164
Less: Cash and cash equivalents	13,302	(17,484)
Net debt	$12,793	$8,680

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

Unlevered Free Cash Flow

	Six months ended June 30,
	2026	2025
Net cash generated (used) by operating activities	$(1,784)	$2,022
Less: Capital expenditures	(3,535)	(3,772)
Free cash flow	$(5,319)	$(1,750)

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures that do not have a standardised meaning prescribed by IFRS and may not be comparable to similarly titled measures used by other issuers. These measures should not be considered in isolation or as a substitute for financial information prepared in accordance with IFRS. The Company presents EBITDA and Adjusted EBITDA because management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use these measures to evaluate the Company’s operating performance and its ability to generate cash flows and service its debt obligations.

EBITDA is defined as net income (loss) before interest expense (net of interest income), income tax expense, depreciation, depletion, and amortization.

Adjusted EBITDA is defined as EBITDA further adjusted to exclude items that are significant in amount but not reflective of the underlying operating performance of the Company, including: (i) graphite project expenses; (ii) graphite feasibility study expenses; (iii) fair value changes on derivative-classified warrants (being the Special Warrants issued in December 2025 and the resulting Class A and Class B Warrants); (iv) foreign exchange gains and losses; (v) Special Warrant issuance costs; (vi) non-cash stock-based compensation expense; (vii) impairments; and (viii) gains and losses on disposals of assets and non-cash gains and losses on loan modifications.

In particular, the Company excludes graphite project expenses related to the graphite demonstration facility and the graphite feasibility expenses because both adjustments are growth projects and not indicative of the underlying operating performance. Additionally, fair value changes on derivative-classified warrants from Adjusted EBITDA are excluded because such adjustments are: (i) entirely non-cash; (ii) a mandatory consequence of IFRS accounting requirements applicable to equity instruments denominated in a currency other than the Company’s Canadian dollar functional currency, rather than a reflection of any change in the Company’s operating performance or financial condition; and (iii) not expected to affect the Company’s future cash flows, as the amount of cash received or receivable by the Company in connection with these instruments is fixed at the original subscription price ($15 million) and, in the case of warrant exercises, at the fixed exercise prices of $3.04 per share (Class A) and $3.71 per share (Class B).

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net income (loss) before tax	$6,063	$539	$(7,279)	$893
Depreciation and depletion of mineral property, plant and equipment	1,250	1,541	2,293	3,047
Depreciation of right-of-use assets	12	19	40	34
Interest and other finance expenses	516	465	1,032	1,023
Interest income	(90)	(115)	(189)	(204)
Accretion expense	86	82	167	169
EBITDA	7,837	2,531	(3,936)	4,962
Graphite project expenses	871	-	1,776	-
Graphite feasibility study	3,926	-	5,291	-
Stock-based compensation	227	78	448	205
Foreign exchange (gain) loss	(598)	(40)	(446)	(57)
Loss (gain) on fair value of derivative financial instruments	(2,699)	-	10,493	-
Adjusted EBITDA	$9,564	$2,569	$13,626	$5,110